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Exhibit (a)(1)(xi)

August 5, 2011

Stock Option Exchange Offer—Scientific Games Files Amended Exchange Offer Materials

Dear Scientific Games Equity Plan Participant:

        Today, Scientific Games filed amended stock option exchange offer materials with the U.S. Securities and Exchange Commission, including amendments to the main exchange offer document, formally named the "Offer to Exchange Certain Outstanding Options for Restricted Stock Units," which we refer to as the "Offer to Exchange."

        Except for the amendments and clarifications to the Offer to Exchange summarized below, the provisions of the Offer to Exchange (including the applicable exchange ratios) remain unchanged.

        We encourage you to review the amended Offer to Exchange at our stock option exchange website at https://www.sgmsoptionexchange.com. This website can be accessed from work or from your home.

        If you are unable to access the website, you may call the Human Resources Department at (770) 825-4578 to request a paper copy of the information that is posted on the website (including the amended Offer to Exchange), which will be furnished without charge. The amended exchange offer materials are also available at the SEC's website at www.sec.gov.

        Set forth below is a summary of the amendments to the Offer to Exchange:

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  We have revised Q&A #3 on page 4 to remove the paragraph describing a right to "withdraw" the exchange offer in any jurisdiction for which we determine that the exchange offer would have adverse regulatory, tax or other implications. We have also added disclosure in Section 7 of the Offer to Exchange on page 38 to clarify that, if we terminate the exchange offer based on an exchange offer condition, we will terminate the exchange offer as to all eligible employees and directors in all jurisdictions, not only those in certain jurisdictions. We have also clarified disclosure relating to our right to terminate the exchange offer in the event we are acquired prior to the expiration of the exchange offer under Q&A #26 on page 18, as well as in Section 9 of the Offer to Exchange on page 42.

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  We have added a brief description of the potential accounting consequences of the exchange offer under new Q&A #29 on page 19 of the Offer to Exchange, as well as a cross-reference to the more detailed discussion of the potential accounting consequences in Section 12 of the Offer to Exchange on pages 47-48.

  •
  We have amended the disclosure in the Offer to Exchange to clarify that, while we may waive defects or irregularities in tenders as to certain tendering option holders, any waiver by us of a condition to the exchange offer will apply to all tendering option holders. See amended disclosure in Section 4 of the Offer to Exchange on page 35, Section 5 of the Offer to Exchange on page 36 and Section 7 of the Offer to Exchange on page 39.

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  We have revised the disclosure in Section 7 of the Offer to Exchange on page 37 to clarify that all conditions to the exchange offer must be satisfied or waived as of the expiration of the offer, not the date of acceptance of tendered options.

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  As previously disclosed, if the closing price of our common stock on the Nasdaq Global Select Market exceeds $11.99, we may terminate the offer. We have revised the disclosure in Section 7 of the Offer to Exchange on page 38 to clarify that our right to terminate the offer due to this condition will be triggered only if the $11.99 closing price is exceeded on the date the offer expires, and not on any other date while the offer is open.

        As a reminder, if you choose to participate in the exchange offer, you must make your election by 11:59 PM EDT on August 15, 2011 (or such later time and date as may apply if the exchange offer is extended). Only you can decide whether it makes sense for you to participate in the exchange offer.

        If you have any questions, please contact the Human Resources Department at (770) 825-4578 or by email at sgequityadmin@scientificgames.com.

Sincerely,

Peter Mani
Vice President and Chief Human Resources Officer
Scientific Games Corporation

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  Exhibit (a)(1)(xi)